Exhibit 16
May 9, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated May 9, 2006 of the Eaton Savings Plan, and are in agreement with the portion of the first sentence of the first paragraph related to the dismissal of Ernst & Young LLP and the statements contained in paragraphs 3 and 5 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP